Exhibit (a)(1)(b)

FROM:	Thomas E. Hogan, President and Chief Executive Officer
SUBJECT:	Vignette Corporation Stock Option Exchange Program
DATE:	February 12, 2004

Today, I am happy to announce that we are offering you the opportunity to participate in an employee Stock Option Exchange Program. Stock options are a valuable motivation and retention tool and, as such, help to align employee and stockholder interests. This program is a significant opportunity for Vignette to foster employee rewards and recognize our employees’ dedication and hard work on behalf of the company.

Many of the currently outstanding stock options held by our employees are “underwater”, which means that the per share exercise prices of the stock options are greater than the current market price of our common stock. As a result, the Board of Directors has approved a Stock Option Exchange Program, which is structured to help assure that employees receive appropriate incentive to continue to grow our business and meet our objectives.

How will the program work?

The Stock Option Exchange Program will allow you to exchange certain underwater stock options for new stock options. These new stock options will be granted the first U.S. business day that is at least six (6) months and one (1) day after the exchanged stock options are cancelled.

Eligibility to Participate in the Program:

Eligible Employees: All employees located in the United States, Australia, Canada, France, Germany, Italy, Spain or the United Kingdom, other than the Chief Executive Officer and employees who are section 16 officers of Vignette, are eligible to participate if they are employees as of today’s date and remain employees in such locations through the date we cancel exchanged options.

Eligible Options: All outstanding options with exercise prices at or above $4.00 per share are eligible for exchange. However, if you participate in this offer, you must exchange all options granted on or after August 12, 2003, if any, even if the exercise prices are less than $4.00 per share. This includes any options granted to you during the offering period (today through 5:00 p.m., Central Time, on March 12, 2004), unless we extend the offer.

Exchange Ratio: The number of new stock options that you will be granted will be determined according to the exercise price of your stock options that will be replaced, as follows:

•	Your exchanged options will be replaced with new options at an exchange ratio that will be determined according to the exercise price of the exchanged options.

•	An option grant to purchase Vignette common stock with an exercise price per share greater than or equal to $4.00 but less than or equal to $6.00 per share will be exchanged for a new option grant to purchase one (1) share of Vignette common stock for every two (2) shares of Vignette common stock represented by the option tendered (rounded up to the nearest whole share on a grant-by-grant basis).

•	An option grant to purchase Vignette common stock with an exercise price per share greater than $6.00 but less than or equal to $8.00 will be exchanged for a new option grant to purchase one (1) share of Vignette common stock for every three (3) shares of Vignette common stock represented by the option tendered (rounded up to the nearest whole share on a grant-by-grant basis).

•	An option grant to purchase Vignette common stock with an exercise price per share greater than $8.00 will be exchanged for a new option grant to purchase one (1) share of Vignette common stock for every five (5) shares of Vignette common stock represented by the option tendered (rounded up to the nearest whole share on a grant-by-grant basis).

•	If you participate in this offer, you must exchange all options granted to you on or after August 12, 2003, regardless of the exercise price, if you have any. Options with exercises prices below $4.00 that are required to be tendered pursuant to the foregoing sentence will be exchanged for a new option to purchase one (1) share of Vignette common stock for every one (1) share of Vignette common stock represented by the options tendered.

How will vesting be affected in this program?

Vesting: New options will generally vest as described below, subject to your continued service to Vignette through each relevant vesting date. We also may make minor modifications to the vesting schedule of any new options to eliminate fractional vesting (such that a whole number of shares will vest on each vesting date). In addition, for employees on approved leave of absence, vesting will be adjusted to reflect the terms of your leave in accordance with our company policy. Examples of how the vesting schedule will work are included in the offer to exchange.

•	Six months after the new option grant date (which is approximately one year after the cancellation date), each new option (except the new options described below) will vest and become exercisable as to the same percentage that the outstanding shares of the exchanged option were vested at the cancellation date. Thereafter, each new option will become exercisable as to an additional 6.25% of the shares subject to the new option for each quarter of continuous service with us.

•	New options granted in exchange for options granted on or after August 12, 2003 (which are required to be exchanged if you participate) will vest in 6.25% of the shares subject to the option per quarter of continuous service from the required option’s original vesting commencement date.

Exercise Price of the New Options: If you are not an employee with a title of Vice President, the exercise price per share of your new options will be the fair market value on the date of grant, which will generally be equal to the closing price of Vignette common stock on the Nasdaq National Market on the new option grant date. If you are an employee with a title of Vice President, the exercise price of your new options likely will be equal to the greater of (1) the fair market value of our common stock on the cancellation date, which will generally be equal to closing price of our common stock reported by the Nasdaq National Market on the cancellation date or (2) the fair market value of our common stock on the date of grant, which will generally be equal to the closing price of our common stock on the Nasdaq National Market on the new option grant date. Since the new option grant date is in the future, we cannot predict the exercise price of the new options. The exercise price of the new options may vary in Italy, as described herein in the country-specific Schedules.

SEC regulations require that we have an offer period that gives you at least 20 U.S. business days to decide whether to participate in the Stock Option Exchange Program. At the end of the 20 U.S. business days, we will close the offer period and the exchanged options that are accepted for inclusion in the Stock Option Exchange Program will be cancelled. To avoid unfavorable accounting consequences, accounting regulations require us to wait a minimum of six (6) months and one (1) day from the cancellation date before we grant the new options. We expect the offer period to close on March 12, 2004 and the exchanged options to be cancelled on March 15, 2004. Accordingly, we expect to grant new options on September 16, 2004. Please note that the dates may change if we choose to extend the offer period. You must be employed by Vignette continuously in one of the countries listed above until the date we grant the new options in order to receive new options.

The Stock Option Exchange Program is being made under the terms and subject to the conditions of an Offer to Exchange and the related Election Form and Withdrawal Form, which have been delivered to you as an attachment to this email. You should carefully read all of these documents before you decide whether to participate in the offer.

We have attempted to anticipate many of the questions you may have regarding the terms of the Stock Option Exchange Program and have included some frequently asked questions as part of the Offer to Exchange (attached).

Participation is completely voluntary. Participating in the offer involves risks that are discussed in the Offer to Exchange. We recommend that you speak with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the Stock Option Exchange Program. If you choose not to participate, you will retain your current options under their current terms and conditions.

To participate in the Stock Option Exchange Program, you must properly complete and sign the Election Form and return it to Human Resources before the offer expires at 5:00 p.m., Central Time, on March 12, 2004 by facsimile at (512)-741-4100 or by hand at Vignette Corporation, 1301 South MoPac Expressway, Suite 100, Austin, TX 78746-5776. If Human Resources has not received your properly completed and signed Election Form before the offer expires, you will have rejected this offer and you will keep your current options.

Please carefully read all of the offer documents. This letter is an introduction to the offer, but does not detail all the terms and conditions that apply. Please direct any questions you may have to Karen Newell, Shareholder Services Manager at Vignette at (512)-741-4726.

Thomas E. Hogan

President and Chief Executive Officer

Vignette Corporation